Exhibit 99(d)

AGREEMENT (THE “AGREEMENT”) DATED AUGUST 10, 2017, BY AND BETWEEN W. P. CAREY INC. (“W. P. CAREY”) AND GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC (“GPIM”).
WHEREAS, W. P. Carey issued a press release on June 15, 2017, announcing its intention to exit all non-traded retail fundraising activities, in keeping with its long-term strategy of focusing exclusively on net lease investing for its balance sheet; and
WHEREAS, in connection with facilitating a smooth transition of the investment advisory function of Carey Credit Income Fund (the “Master Fund”) from Carey Credit Advisors, LLC (“CCA”) to GPIM, W. P. Carey has agreed to cause CCA to vote all of its common shares of beneficial interest of the Master Fund in favor of a new investment advisory agreement between the Master Fund and GPIM (the “Proposal”).
NOW THEREFORE, in connection with the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, W. P. Carey and GPIM hereby individually and together agree as follows:

1.
    Voting Agreement. W. P. Carey hereby agrees to vote all Master Fund common shares of beneficial interest owned by CCA in favor of the Proposal at the special meeting of shareholders, and any adjournments or postponements thereof, as may be called to approve the Proposal.

2.	Notices.

a.
All notices, requests, claims, demands and other communications hereunder which relate to this Agreement shall be in writing and shall deemed to be delivered, (i) upon delivery in person, (ii) one day after deposit with Federal Express or similar overnight courier service, (iii) three days after being mailed by registered or certified mail (postage prepaid, return receipt requested) or (iv) upon transmission by email to the email address set forth below.

b.
Unless otherwise notified in writing, all notices, requests, claims, demands and other communications shall be given to the respective parties at the following addresses or at such other address for a party as shall be specified in a notice given in accordance with this Section 2:

If to W. P. Carey:
W. P. Carey Inc.
50 Rockefeller Plaza
New York, New York 10020
with a copy to (which shall not constitute notice):
Paul Marcotrigiano, Chief Legal Officer
W. P. Carey Inc.
50 Rockefeller Plaza
New York, New York 10020

23653221.2

If to GPIM:
Guggenheim Partners Investment Management, LLC
Attn: Transactional Legal Team
330 Madison Avenue
New York, New York 10017
matt.bloom@guggenheimpartners.com
with a copy to (which shall not constitute notice):
Guggenheim Partners Investment Management, LLC
Attn: Compliance
330 Madison Avenue
New York, New York 10017
amy.lee@guggenheimpartners.com

3.	Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

4.
    Severability. If any term or other provision of this Agreement is held invalid, illegal or incapable of being enforced by any law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect for so long as this Agreement would specify that they would remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

5.
    Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof, including any purported or actual summary of terms that may have been provided by one party to another.

6.
    Assignment. This Agreement shall not be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. No assignment permitted by the preceding sentence shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

7.
    No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity, including the Company and holders of any its securities, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.	Amendment. This Agreement may not be amended, modified or waived except by an instrument in writing signed by both W. P. Carey and GPIM.

9.
    Dispute Resolution, Submission to Jurisdiction, Waivers. Any claim, demand, disagreement, controversy or dispute that arises regarding, from or in connection with this Agreement or the breach or termination thereof (collectively, a “Dispute”) between the parties, shall be resolved in accordance with the following dispute resolution procedures:

a.
Good Faith Negotiations. For a period of ten business days after either party has notified the other party in writing of a Dispute, the parties shall endeavor, in good faith, to resolve the Dispute through negotiations. If the parties fail to resolve the Dispute within such time, an additional period of three business days shall be allowed so that each party may nominate a senior officer or officers of its management to meet at any mutually agreed location in an attempt to resolve the Dispute.

b.
Arbitration. In the event that the negotiations do not result in a mutually acceptable resolution within the time periods specified above, or if any Dispute arises about the interpretation or application of this Section 9, either party may initiate arbitration by written notice to the other of the intent to arbitrate and the disputes to be arbitrated. Each party shall designate an arbitrator and such arbitrators shall agree upon the designation of a third arbitrator within three business days after such arbitrators are designated the parties; provided, however, that if the two arbitrators cannot agree on the third arbitrator within such three day period, the arbitrators appointed by the parties shall request that the American Arbitration Association select the third arbitrator. The arbitration will be held in New York, New York, administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules and judgment on the award may be entered in any court having jurisdiction. The parties shall use their reasonable best efforts to have the arbitral proceeding concluded and a judgment rendered by the arbitrators within forty business days after all three arbiters are selected. Notwithstanding any other provision of this Section 9 to the contrary, no party will be precluded from seeking injunctive relief or a temporary restraining order from any court having jurisdiction before implementing procedures for arbitration hereunder if the party determines, in the exercise of its reasonable best judgment, that it will suffer irreparable harm or injury by any delay caused by arbitration proceedings.

The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including reasonable attorneys’ fees and costs, to the same extent as a court of law or equity, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrators shall be written, shall be in accordance with applicable law and with this Agreement, and shall be supported by written findings of fact and conclusions of law which shall set forth the basis for the decision of the arbitrators. The decision of the arbitrators as to the validity and amount of any claim disputed by the parties hereto shall be binding and conclusive upon the parties to this Agreement and the parties shall be required to act in accordance with such decision. Decisions of the arbitrators shall be by majority, rather than unanimous, vote.
The parties shall pay their own fees and expenses incurred in connection with the arbitration.

c.
The parties hereto agree that all claims between them (other than those seeking specific performance or other equitable relief) resulting from this Agreement, any certificate, schedule, exhibit or other document delivered pursuant hereto, and the transactions contemplated hereby, shall be settled by arbitration as set forth in this Section 9 except as may otherwise be provided in any such document. The parties hereto acknowledge that they have had the opportunity to consult with counsel regarding this Section 9, that they fully understand its terms, content and effect, and that they voluntarily and knowingly agree to the terms of this Section 9 and to arbitration of all claims between them (other than those seeking specific performance or other equitable relief).

10.
    Further Assurances. The parties hereto shall, with commercially reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby and effect the purposes of this Agreement.

11.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

12.
    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or portable document format (.pdf) shall be effective as delivery of a manually executed counterpart of this Agreement.

13.
    Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. As used herein: (a) words in the singular shall be held to include the plural and vice versa; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) the terms “include,” “includes” and “including” and words of like import will be deemed to be followed by the words “without limitation;” (d) unless the context otherwise requires, the word “or” is not exclusive; and (e) unless the context otherwise requires, any reference to a “party” means W. P. Carey, on the one hand, and GPIM, on the other hand.

14.
    Specific Performance. Each party acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed, in all material respects, in accordance with their specific terms or otherwise are materially breached. Accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent material breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

W. P. CAREY INC.
By: /s/ John Park
Name: John Park
Title: Director of Strategy

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	/s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Attorney-In-Fact

5